PRESS RELEASE

VENDEXKBB



Amsterdam, July 3, 2003

Vendex KBB deploys experienced HEMA managers to speed up V&D recovery

- *Dirk Goeminne appointed V&D chairman and nominated member Board of Management*
- *Revised result for V&D forecasted*

The management of V&D is to be drastically renewed. The Board of Management of the parent company Royal Vendex KBB has decided to bring in two of HEMA's most experienced managers to speed up the recovery of the V&D format. Three V&D directors will resign, resulting in a reduction of V&D's management from 5 to 4 members.

The process of recovery at V&D has so far yielded insufficient results. The previously reported disappointing turnover development for April continued in May and June. For these three months, total turnover was about 5% lower than for the same period last year. Sales increases in a number of fashion categories were insufficient to make up for sharp declines in such areas as cosmetics, office stationery, cd's and sports goods. Turnover was also affected by the decision to scrap the ten budget markets in the large stores and by a temporary loss of retail space (and turnover) as the result of store renovations.

Given current trends, it is expected that the operating result on retail activities in the current year will not improve (last year: € 11 million loss before a one-off revitalization charge of € 48 million), but will show a loss ranging from € 30 million to € 50 million, depending on turnover developments. In the coming period, V&D's new management team will consider additional measures.

Despite the continuing stagnation in consumer spending, Vendex KBB's other activities are developing in line with the previously announced forecasts.

Appointments V&D

As of August 1 Mr D.R.(Dirk) Goeminne (48) has been appointed chairman of the V&D management. Mr Goeminne is currently chairman of HEMA's management board. The Supervisory Board of Vendex KBB also intends to appoint Mr Goeminne a member of the Group Board of Management. In addition the V&D management will be strengthened by Mr E.F.L.M. (Eugène) Randag (51), who has been appointed Director of Operations as of August 1 next. Mr Randag currently holds a comparable post with HEMA.

Messrs Goeminne and Randag are both experienced retailers. Mr Goeminne joined the HEMA management mid 1997, initially as director of operations and as of June 2000 as chairman of the

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management. Mr Randag is director of operations with HEMA as of June 2000 and has been already a member of V&D's management from 1990 to 1997.

Mr Goeminne takes over the chairmanship of V&D from Mr E.(Ed) Maessen (45); Mr Randag succeeds at V&D Mr J.J.C. (Carel) Paardekooper (56). Mr Maessen will continue his career outside the company. Mr Paardekooper has been appointed as of August 1 next director of Formido, part of the DIY group of Vendex KBB. In accordance with the reduction of V&D's management Mr R.G.A.(Ron) Steenvoorden (58) will resign as of August 1 next as director finance & control.

Appointments HEMA
In connection with the appointments of Messrs Goeminne and Randag there will also be changes in the management of HEMA. As of September 1 next Mr Goeminne will be succeeded as chairman of HEMA's management by Mr A.R.(Ronald) van Zetten (40). Mr Van Zetten has been director of Sales and Services with Albert Heijn since mid October 2000; he was formerly for more than two years a member of the management of the Praxis group, before which he was for a number of years member of the HEMA management team. Mr B.F.(Bart) Koops (45), currently director of HEMA Management Services, has been appointed Operations director as of August 1, in succession to Mr Randag. Mr Koops will be succeeded in his turn by Mr J.C. (Jan) de Planque (44), currently director Corporate Control with Vendex KBB.

Board of Management
As a result of the proposed appointment of Mr Goeminne to the Board of Management of Vendex KBB this Board will consist of four persons and the division of tasks will be revised. Mr Goeminne will not only head up V&D but will also co-ordinate the HEMA and Bijenkorf activities. As a consequence of streamlining the number of specialty store formats in the past years, the group management Specialty Stores will be discontinued and the operating companies will henceforth report direct to the Board of Management. In the Board Mr Jeroen Hunfeld will be devote himself entirely to the specialty stores.

The Central Staff Council and the relevant works councils have given their positive advice for the various appointments. The proposed appointment of Mr Goeminne to the Board of Management will be the subject of a General Meeting of Shareholders to be convened later this year.

File no. 82-4120

VENDEXKBB

PRESS RELEASE

Amsterdam, June 20, 2003

Take-over Leroy Merlin DIY chain in Belgium finalized

The take-over of the Belgian DIY-activities of Leroy Merlin – announced in February – has been finalized. The competition authorities have given their approval to the acquisition. The workers councils involved have already advised positively on the transaction. The transfer of shares and the payment of the purchase price will take place soon.

The activities of Leroy Merlin in Belgium consist of six DIY markets with garden center, three of which are wholly owned. The DIY markets each cover an area of approximately 9,000 m² (of which 6,000 m² indoors) and are situated in Brussels (Anderlecht), Bruges, Liege, Messancy (near Luxembourg), Chatelineau and La Louvière (near Charleroi). The six outlets account for consumer sales of circa € 135 million (fiscal year 2002). The Belgian Leroy Merlin business has a workforce of some 600 employees. Vendex KBB has paid circa € 65 million for the chain (of which circa € 17 million for real estate). The acquisition makes a direct contribution to Vendex KBB's net income.

The take-over is in line with Vendex KBB's strategy to expand its DIY operations internationally. A first step in this direction was taken last year with the takeover of the Belgian Brico chain (consumer sales for the fiscal year 2002/03 circa € 480 million). This made Vendex KBB one of the largest DIY players in the Benelux. With the addition of the six Leroy Merlin outlets sales in Belgium increases by nearly 30%.

In the Netherlands the Group exploits two DIY chains, Praxis and Formido, which together have more than 200 outlets. The Belgian Brico format has around 100 outlets. Partly as a result of the Brico takeover the net sales figure of Vendex KBB's DIY group rose in the fiscal year 2002/03 from € 737 million to € 1,066 million and the operating retail income rose by 37 % to € 78 million. The number of employees rose from some 2,600 to more than 4,200. The Dutch and Belgian DIY activities were combined last year in the Vendex KBB DIY Group, with the individual activities keeping their own managements, format name and commercial independence. This joining of forces is aimed in particular at securing purchasing advantages.